

Mail Stop 3561

February 13, 2018

T. Michael Ansley
President and Chairman
Bagger Dave's Burger Tavern, Inc.
807 W. Front Street
Traverse City, MI 49684

   Re: Bagger Dave's Burger Tavern, Inc.
      Preliminary Information Statement on Schedule 14C
      Filed November 13, 2017
      File No. 000-55702

Dear Mr. Ansley:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ J. Nolan McWilliams

            J. Nolan McWilliams
            Attorney-Advisor
            Office of Transportation and Leisure

cc: Richard Jones, Esq.
    Jones & Haley, P.C.